UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A. ANNOUNCES THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR 2009

São Paulo, June 09, 2010 - Banco Santander (Brasil) S.A. (BM&FBOVESPA: SANB3, SANB4 and SANB11; NYSE: BSBR) hereby announces that on June 09, 2010, Santander Brasil filed its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2009 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at http://www.santander.com.br/ir.

In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge by requesting a copy within a reasonable period of time from Investor Relation in Santander Brasil’s Av. Juscelino Kubitschek, 2235 - 10º andar 04543-011 - São Paulo / SP - Brasil at +55 (11) 3553-3300 or email: ri@santander.com.br.

Regards,

Banco Santander (Brasil) S.A.

Investor Relations

ri@santander.com.br
www.santander.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 09, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer